Mail Stop 6010

April 24, 2007

Glenn A. Little
President
Diasense, Inc.
211 West Wall Street
Midland, Texas 79701

        Re: **Diasense, Inc.**
                  Response letter concerning Revised Preliminary Information Statement
                  Submitted April 17, 2007
                  File No. 0-26504

Dear Mr. Little:

        We have reviewed your letter and we have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Reasons for the Reverse Stock Split of our Common Stock, page 3

1.   Please expand your response to prior comment 2 to address the second bullet point.

2.   We note your response to the third bullet point of prior comment 2. Please expand your disclosure to describe how the board considered the split's effect on the market value per share when it determined the amount to pay shareholders for their fractional shares.

3.   We note your response to prior comment 3. However, in exercising its fiduciary duties, we assume that your board had reasons for choosing the 1 for 12,500 ratio as opposed to the previously anticipated split ratio or some other ratio. Therefore, we reissue the comment.

4.   Given your response to prior comment 4, please provide the disclosure requested by comment 5 in our letter dated March 13, 2007.

        As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 if you have questions.

                                        Sincerely,

                                        Russell Mancuso
                                        Branch Chief